Filed by Flying Eagle Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Skillz Inc.

Commission File No. 001-39243

Date: September 2, 2020

On September 2, 2020, Flying Eagle Acquisition Corp., a Delaware corporation (the “Company”), held a pre-recorded investor call to discuss its previously announced business combination (the “Business Combination”) with Skillz Inc. (“Skillz”). A copy of the transcript for the call is set forth below.

C O R P O R A T E P A R T I C I P A N T S

Harry Sloan, Chief Executive Officer, Flying Eagle Acquisition Corp.

Andrew Paradise, Chief Executive Officer and Founder, Skillz Inc.

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen. Thank you for standing by.

The companies refer participants on this call to the press release issued by the Company, the presentation, and Flying Eagle Acquisition Corp.’s filings with the SEC for a discussion of the risks that can affect the business combination, our business, and the business of the combined company after completion of the proposed business combination.

The companies also specifically refer participants to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements and, as such, will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but not limited to, Skillz and Flying Eagle Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction. Forward-looking statements are subject to risks, uncertainties, and assumptions, and they are not guarantees of performance.

Skillz and Flying Eagle Acquisition Corp. are under no obligation and expressly disclaim any obligation to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

I will now turn the call over to Mr. Harry Sloan, Chief Executive Officer of Flying Eagle Acquisition Corp. Please go ahead, sir.

Harry Sloan

Good morning, everyone. On behalf of my partners and Flying Eagle, we’re really excited to announce that Skillz going public with our Flying Eagle Acquisition Corp.

When I first met Andrew three years ago, we thought we were watching the creation of a mobile game company with some unique aspects of growth. We have since come to realize that what he has actually created is a platform unto its own. Skillz is utterly unique and is positioned at the intersection of several of the most powerful trends in the digital world.

Gaming, video gaming, is now larger than movies, music, and books. It’s driven by the proliferation of mobile devices and high-speed bandwidth worldwide. Mobile gaming in particular is the fastest-growing segment of the gaming market, and according to third-party industry data, the segment is expected to grow from around $68 billion last year to $150 billion in 2025.

Now, I’ve played a role in the evolution of video games for over two decades. First, as a founding investor and Board member of Zenimax/Bethesda Games, to most recently DraftKings, which we took public successfully earlier this year with our Diamond Eagle Acquisition Company. I believe Andrew has positioned Skillz as the platform for the future of entertainment where mobile, gaming, and enablement all converge.

With that, let me turn it over, proudly, to the CEO and Founder of Skillz, Andrew Paradise.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Andrew Paradise

Thank you, Harry, and good morning, everyone.

I’m, by background, an inventor, turned entrepreneur, turned business builder, but I’ve been a life-long gamer. I actually learned how to program from packing video games when I was a small child. I actually hexed the N sequence of a game to unlock and show my friends. They were amazed. It made me fall in love with computer science. It’s actually how I originally learned how to program.

I’ve gone on from then to invent the technology for five companies to different industries. With the most recent company, I created, I invented mobile self-checkout. We wrote the standard for the mobile payments and retail industry which is published by the National Retail Federation or NRF, which is the governing trade group for retail. With their help along with RBS Worldpay, we went to Visa and Mastercard and we were able to change card not present to card present transactions which enabled the future of smartphone payments in stores. I’m an entrepreneur who’s been a CEO twice before with two successful exits, but fundamentally when you think about Skillz, it’s really the combination of all my interests in one company.

At Skillz we’re working to build a hundred-year independent company. I invented the tech (phon) for Skillz, but I didn’t join until the end of the first year. I seeded with $1.3 million along with angels I’d worked with in the past. I brought in my co-founder, an early employee in my last company that’s incredibly sharp, Harvard business school guy, Casey Chafkin, who today is our Chief Revenue Officer.

When I decided to join Skillz full time, I wanted away from a guaranteed paycheck as a Director at Intuit, and I came in, it was Casey and 5 engineers, 10 pre-launch customers, whereas today we have over thousands of customers. I talked to those 5 engineers about what it would mean to build a long-term independent company and that eventually we’d take the company public. I told them if everything went well, it would take us 8 to 12 years to do that. I’m sure those early employees had their doubts, but here we are today, 7 years in, and we’re on track to achieve that goal. Our mission is to enable developers to share their art with the world by connecting gamers through meaningful competition.

Skillz is building the competition layer for the internet. Skillz is the only mobile gaming platform that enables over $1.6 billion in GMV in more than 2 billion in esports tournaments every year, and we’re systematically scaling that.

To give you an idea of what this all means, in terms of payments, transactions, and uptime, the payment nerd in me wants to tell you this. We’re running 70 financial transactions per second and 99.9875% uptime. So, that’s four 9s in uptime, so we’re down 20 minutes every 90 days. The most recent company I created, I pioneered and I scaled mobile self checkout, so payments really is in my DNA. What a lot of people don’t understand about Skillz is, we’re not so much building a video game system as much as we’re building a financial payment system that video games are sitting on top of.

All of this is to build something so the gamers no longer just like their experience, they truly love it. The way we measure that love is in fulfilling their desire for community and competition. When they pull their phone out of their pocket looking for entertainment, there are a lot of free options, so we aren’t competing against just any other form of entertainment but all these different applications in your pocket. When you pull that phone out of your pocket, whether it’s static entertainment or the interactive entertainment we’re providing, you can see that we’re providing higher engagement than many other leading applications and very much some of (phon) the time spent.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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So, you should think about that 62 minutes that we’re generating across the user base. That’s our average consumer. The top 1% are at four hours a day, and they’re not just passively consuming content, they’re leaning in, and they’re interacting with the platform

The way we’ve done that is we’ve redesigned the mobile gaming ecosystem to bring developers and gamers together, instead of having them fight over each other monetization. We found a way to align their interests. At your typical game developer, there are generally two factions: on the one side, the ponytails (phon), the other side the suits. You can think of this as the creatives or the businesspeople. The creatives are motivated to bring their art to the world, and it conflicts with the businesspeople who want to extract money from the gamers.

We’re changing how games are monetized, so that everyone is aligned and art no longer has to be compromised. On our platform, more engagement drives more revenue. More revenue brings more developers and content, which in turn drives more players and more engagement. It’s a virtuous cycle and a powerful network effect, and our business results demonstrate it.

We’re proud of the business we have built over the last seven years. We’ve focused on systematic skill and profitable growth, and we’ve been able to double or triple the business every year. But, honestly, we’re much closer to the beginning than the end. We really view going public is a milestone, but not the end of the race for our Company. Just to give you one example, less than 10% of our revenue comes from outside North America today even though the International Mobile Gaming Market is four times larger outside of North America.

It's pretty incredible to think about what these next few years could look like when we start expanding throughout the world. What we’re doing is making gaming better for everyone in the ecosystem through our proprietary and highly skilled software platform. Our platform is built on four pillars. On the one side is the gamer competition engine, which is the front-end SDK that plugs in the games. The software development kit is light weight, 12 megabytes so you can download it over the air, and we can automatically update the games on the fly.

On the other side of the platform is our developer console, sort of like a Shopify type dashboard where our developer partners can rapidly integrate and monitor their game performance. People often like to ask us how easy is it to launch in the platform. Well, I actually have a pretty cool antidote for you. In Q4 of 2019 we actually had a seven-year-old go live for the first time. The way our developer relations team realized this is, in the middle is our LiveOps system, and on the system our developer relations team saw the game pop up, they saw that the art in the game was hand drawn, almost like on Microsoft Paint, like crayon drawings. They contacted the developer and they found out. It’s pretty amazing to be able say that a seven-year-old can bring a game live in the Skillz ecosystem.

Speaking of that middle piece, the LiveOps system, this is how we manage the ecosystem where we run everything from multi-variant (phon) testing on the acquisition of new cohorts to optimizing on system engagement to maximize revenue retention. Underpinning these three pillars of the platform is really the crown jewels of the system. It’s our data science technologies that we’ve been investing in throughout the life of the business. Data science very much augments every side of our platform.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Next, we’re going to walk through these pillars in more deal, but let’s being with the Gamer Facing System. If you have one takeaway from today, just one, it’s that Skillz brand is about trust and fairness. Skillz is making fair competition accessible for everyone, everywhere. We do that through that 200 different features we built to create a community, and it’s a community that loves fair and meaningful competition. These features do everything, ranging from head-to-head tournaments, to multi-hundred-thousand-player week-long leagues, and exciting live events. We have Loyalty systems that enable virtual and physical rewards, you unlock achievements, you level up as you play.

We run 24/7 Customer Support with a sub-30-minute response time and a greater than 90% CSAT if you have any problems with your experience. We run proprietary data sciences around player rating and player matching, anti-cheat, and anti-fraud. All of these things are built so that we can protect the consumer against cheating and fraud. It’s literally the most important facet of gaining their trust and retaining their trust. Trust is really an esoteric concept, it’s not just a single feature. It took us a really long time to get here; but every day, the data we’re capturing makes it harder and harder to replicate what we’ve built. What we are building is we’re turning mobile gaming into the future of entertainment.

Gaming is actually now larger than movies, music, and books. Mobile gaming, specifically, has grown from an $8 billion market when we started to $68 billion today. That’s literally half of the total gaming market today. Not only is mobile the largest segment in gaming, it’s also the fastest growing. Current forecasts estimate that by 2025 the mobile gaming market will be $150 billion, and it’s not hard to imagine this; when you think about it; there are 800 million smartphones and tablets in 2012, today we have 4 billion, tomorrow we’ll have 10 billion in 2025. Mobile gaming is interactive content that’s built for interactive devices, and that’s what makes it the future of entertainment. In that future, anyone can embrace their inner champion.

I want to share a little bit here about the existing demographic on the system because gaming isn’t just the 24-year-old guy in their parent’s basement anymore. It’s really become everyone. There are 2.6 billion monthly active people playing mobile games. On Skillz ecosystem today, over half of our gamers are women. Our gamers are everything from students, to professionals, to factory workers, to homemakers. The reality is everyone loves to complete, they just needed the right content.

Next, I want to run through a quick example of (inaudible) economics so you can understand the flow of funds into out P&L. If you’re following along on the slides that we provided, this is Slide 16. The simplest example of our business model is a head-to-head tournament. This is a competition where you and I would each pay $0.60 in entry fess to compete, and that would generate $1.20 in GMB. We then pay out $1.04 to our developer profit share, prizes, and incentives, and we’re left with $0.16 of revenue. We generate an effective 14% take rate, and on that 14% we generate a 95% gross margin, leaving $0.15 of gross profit. We spend $0.11 in op ex, and that results in $0.04 of contribution or a 25% contribution margin. This contribution is based on our 2019 results as I explained earlier on the slide, but today’s contribution margin is actually now well over 30%.

And beyond just making money, I want to talk to you about a couple of other things on the platform; some of the positive changes that our community is affecting. One of those initiatives is called Gaming for Good, or G for G. Gaming for Good is the future of the Charity Walkathon meets the future of the Charity Golf Tournament. It’s a mass-participatory event from home that demonstrates the power of community through competition. The initiative started originally from our Customer Service team, who thought it would be meaningful to engage your players by running a charity tournament. What we found from that was that not only did we drive higher engagement from those players both during the event, long thereafter, but those that participated were among the best retaining (phon) cohorts we’ve ever had. It really turns out that doing good is good for our business.

We scaled from that first year in 2017 to the following year in 2018, which is what you’re seeing on Slide 17 on our deck. The headline partner in 2018 was a charity called Susan G. Komen. You may be familiar with Komen for the Cure if you’re here in the United States. What you’re seeing Slide 17 demographic of the Skillz players who donated in 10 different tournaments throughout 2018 versus the demographic of Susan G. Komen’s donors. Together with Komen, we actually raised 23% more than they expected, and we helped them generate 25,000 new first-time donors. A new first-time donor is very much the lifeblood of a charity much like a new first-time payor is lifeblood of a business.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Since 2018, this effort scaled to many different non-profits using our platform for their annual fundraising efforts ranging from important causes such as children’s hospitals during COVID, to Red Cross blood drives, to most recently the NAACP with Black Lives Matter. For non-profit, their brand is really their most valuable asset, and we’ve been honored to be trusted by so many of the world’s top non-profits, such as the World Wildlife Fund which is the Top 10 non-profit globally, or American Cancer Society which is the Top 3 non-profit in the U.S. They run a tournament with us every quarter.

At the same time, G for G, or Gaming for Good, it’s a very important proof point for brands that shows that we can optimize our prize pools. I just want to remind you on that prior slide that I was discussing that our prize pools actually represent more than half of all of our GMV today.

So, we touched a little bit on the gamer side throughout this talk. I wanted to talk a little bit about the developer side of our business next. In 2009, there were 30,000 developers making games. In 2019, you have 10 million developers making games. So, what happened? While new tools like Unity and Unreal, they were created in the 2000s, and they gained mass popularity in the last 10 years, and enabled this whole generation of content creators to engage in building interactive content.

What happens in interactive content is a lot like the story of what drove YouTube. In the 2000s, Adobe created new tools that enabled content creation for the semi-professional to video edit and create content for the first time. All of sudden they could compete with Hollywood, and these creative tools drove these incredible changes in the content that humans were consuming, and of course what came next was the need to distribution and monetize technologies, and that’s where YouTube came in.

We’ve seen the same evolution in gaming, where Unity and similar technologies have enabled an explosion interactive content making, and all of a sudden, these content creators, all these interactive content creators, they need tools for distribution and monetization. That’s where Skillz comes in because the old business models are no longer working.

Up until now, the developers have had only two options for free-to-play games monetization: one they can put intrusive ads in their games where monetization directly attracts their attention, or they on the other hand can do do in-game purchasing or in app purchasing, and they put the developer on this content treadmill of constantly making new content for ever smaller portions of paying users. You can think about a lot of top games where they sell you access to the next level or sell you skins in the game for your character.

At the same time as these two static business models have existed, there’s been this explosion in game content that’s making it harder and harder to get discovered. Over the past five years, the market’s changed quite dramatically, and developers can no longer grow profitable. It’s awesome that there are now 10 million developers building games. The bad news is standing out is harder and harder every day. The cost per install for a game in the U.S. has actually gone up 20x in the last 5 years, whereas the revenue per install has stayed relatively flat over the same period because the ways to make money out of the same. This means that the profit for the developers is getting squeezed more and more, and more games’ unit economics have become inverted. The reality is there’s lots of great content entering the market, but it isn’t being discovered or monetized well. That’s where Skillz really comes in. Skillz is redefining the entertainment paradigm.

Let’s talk about what they value. The gamer wants community and fun. The developer wants discovery and monetization, but the old models are delivering pay-to-win and interruption to gamers, and they’re delivering broken economics and gimmicks to developers. Instead, Skillz is building meaningful connection through competition, and what we’re building for developers is a network of exposure and continuous mutual financial success.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Beyond our value prop, they give us some service platform that enables our partners to integrate and launch other game performance through sophisticated dash boards that’s similar to what Shopify did for ecommerce. In this new world, the developer makes the content, and Skillz runs the business for them. This enables them to do what they do best, which is make great games. I know, it’s a crazy idea. They no longer need to focus on things like payments and analytics and customer service and live-ops.

Speaking of which, live-ops is really the heart of the Skillz system. A typical game maker at scale will have 30 people running live-ops for a single game. By using machine learning combined with artificial intelligence, Skillz is running the live-ops for thousands of games on our platform today with only about 10 people. It’s a destructive thread to the largest developers because live-ops is this competency and big advantage they have over the smaller developer. Our platform converts, engages, and retains better than ads or in game purchases by selling the users something they actually want to buy. Fair, fun, and meaningful competition.

These live-op systems we built; they operate off the data science technologies we’ve designed to power the Company’s advance marketing automation in user acquisition engine. In fact, data science is really the secret sauce and the deepest competitive moat around our business. We have spent seven plus years building data science technologies and inventions, and I could talk a lot about the different areas we’ve built over these last seven years.

But let me give you one specific example; one really unique aspect of our business is we’re ingesting 300 data points in ever five minutes of game play. Three hundred data points in every five minutes of game play. We’re running 5 million tournaments every day. You can imagine the intensity of the level of data warehousing and data ingestion we run. We override all the randomness in every video game. We actually wrote and patented that technology. It’s proprietary to Skillz. Even in some of your most skill-based video games, you have random elements affecting the outcome, but with Skillz, everything comes down to the players’ input. It’s the players decision.

With our data ingestion pipeline technology, we’re actually reading in all the inputs and all the outputs of every game. It allows us to create statistical maps of probabilistic mix outcome. Simply put, we can map your next likely move in a game, and that enables us to distinguish between skill improvement on the one hand or cheating on the other. We can detect how likely it is Andrew’s playing, or did I hand my phone across to someone on this call. As we keep gathering more and more data across the ecosystem, we’re basically creating the equivalent of anti-virus software. McAfee showed the strength of network effect for first-movers building that type of technology. When we launched in 2013, we were basically an immediate target for cheaters and fraudsters. We actually had about 10% of transactions per day coming in from these two actions. So, massive levels of cheating and fraud in this type of business.

With money-in and money-out system, the complexity of stopping cheating and fraud is most comparable to businesses in the financial payments industry. Today, we’re now at 58 granted and pending patents covering these proprietary technologies.

All of this is simply built so the developer can make a living doing what they love, and that love is translated into an incredible ecosystem. Our number one title’s rotated many times over the last seven years, but gamers live in our platform; they move game to game. If you ask me how long have I been playing video games, it’s 30 plus years. Our paying users today have 10 Skillz games installed. In 2015 this number was was 3 games installed. Even though the top title continues to rotate over time, they’re not shrinking or disappearing. In fact, they continue to grow, often quit substantially, after being displaced from the number one position.

To give you an idea of this, our 2015 number one title has grown 30% of revenue since 2015. Our 2016 number one title has grown 268% in revenue since 2016. Our 2017 number one title has grown 110%, and I can keep going on and on. Over the past 12 months, the number of games that are generating over 1 million in GMB in the ecosystem has more than doubled. In fact, if you look at the other side of the ecosystem at attrition, we’ve only ever had three developers or $19,000 of GMB ever leave the system. That’s less than half of a basis point of the $1.6 billion in GMB we expect to generate this year.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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This is a business that we’ve defined by building on incredible capital efficiency with compelling economics, and as such, we have been able to generate profitable growth. We built this business with a mentality that we build a great product first. We build strong economics around it, and then we’d systematically scale it year after year.

One of our seven values of our Company is frugality. Frugality means we are all about the efficient and thoughtful use of capital. We treat every dollar of capital as if it’s our own. It’s the number one reason why we grant stock options to our employees. We want them to be owners. It’s so ingrained in our operating ethos that with only $104 million of capital deployed, we’ve built a business that will generate $225 million of revenue this year and $555 million of revenue by 2022. And that doesn’t require any new games or geographies. Today we’re fully funded with well over $100 million of cash and undrawn debt, but the opportunity for smart deployment of capital is perhaps stronger now than ever for Skillz.

As I said earlier, we’re much closer to the beginning than we are to the end. We have a long runway ahead of us, we have a lot of exciting vectors for growth. This going beyond just iOS and Android in the U.S. It goes beyond just casual e-sports, to add in all other genres of video games in the world. It goes beyond other genres to International. International is massive for us as well as the deployment of new monetization models like brand-sponsored prize partnerships.

Becoming a public company is a really important milestone for Skillz. We look forward to accelerating the growth of the business as we work with our developer partners to bring Skillz power competitions to the billions of gamers worldwide.

Thank you, guys, for your time and attention today. If you have any questions regarding the presentation, please email ir@skillz.com.

Thank you again for joining today’s call.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the agreement and plan of merger by and among the Company, FEAC Merger Sub Inc., a wholly owned subsidiary of the Company, Skillz and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz (the “Merger Agreement”), the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Flying Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on February 11, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Flying Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067, Attention: Secretary, (310) 209-7280. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Skillz and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Skillz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Skillz’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Skillz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Skillz following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New Skillz’s Class A common stock on NYSE or Nasdaq, as applicable, following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Skillz or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) New Skillz’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Skillz’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.